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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65554

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fixed Income Capital Partners LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

855 West Prairie Avenue
                                      (No. and Street)

RECEIVED FEB 19 2004 181

Wheaton   IL   60187
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul V. Houriet III   630-752-8358
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Paul V. Houriet III, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Fixed Income Capital Partners LLC, as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

_16th_ day of _February 2004_

_____
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

_____
Signature

Principal
_____
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Fixed Income Capital Partners LLC

Statement of Financial Condition

December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Fixed Income Capital Partners LLC
Table of Contents
December 31, 2003

	Page
Independent Auditors' Report	1
Statement of Financial Condition	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3 - 4



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Fixed Income Capital Partners LLC

We have audited the accompanying statement of financial condition of Fixed Income Capital Partners LLC as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fixed Income Capital Partners LLC as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
January 26, 2004

Fixed Income Capital Partners LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	794,305
Receivable from and deposit with clearing broker		112,977
Other assets		35,462
Total assets	$	942,744

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	16,739
Members' equity		926,005
Total liabilities and members' equity	$	942,744

Note 1   Nature of Operations and Significant Accounting Policies

Nature of Operations—Fixed Income Capital Partners LLC (the "Company") was formed as an Illinois limited liability company in August 2002. The Company was registered as a broker-dealer with the Securities and Exchange Commission and commenced operations in February 2003. The Company is also a member of the National Association of Securities Dealers. The Company buys and sells fixed income securities on a principal basis for institutional customers located throughout the United States and clears all customer transactions through a clearing broker on a fully disclosed basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Revenue from principal transactions are recorded on trade date.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Note 2   Profit Sharing Plan

The Company has a profit sharing plan that covers all employees. Under the provisions of the plan, the Company may elect to make discretionary contributions to the plan.

Note 3   Off-Balance-Sheet Risk

The Company buys and sells fixed income securities on a principal basis for institutional customers and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions, when appropriate.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to principal revenue receivable on securities transactions and deposits. The Company also maintains deposit accounts at a bank that at times exceeds federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker and bank with which it conducts business.

Note 4   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).   Under this rule, the Company is required to maintain "net capital" in the first year of operations of 12-1/2 percent of "aggregate indebtedness" (6-2/3 percent thereafter) or $100,000, whichever is greater, as these terms are defined, thereafter.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $875,000 and $100,000, respectively. The net capital rule may effectively restrict member distributions.